FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 6 August 2018

HSBC HOLDINGS PLC

2018 INTERIM RESULTS - HIGHLIGHTS

Financial Performance

●    Reported revenue of $27.3bn was 4% higher, with growth in all of our global businesses. This was mainly driven by higher deposit margins and balance growth in RBWM, and GLCM growth within CMB, mainly in Hong Kong, as well as the favourable effects of currency translation. These increases were partly offset by lower revenue in Corporate Centre. Adjusted revenue of $27.5bn was 2% higher, excluding the effects of currency translation and movements in significant items.

●    Reported operating expenses of $17.5bn were 7% higher, primarily reflecting investments to grow the business, mainly in RBWM and GB&M, and continued investment in digital across all our global businesses. Adjusted operating expenses of $16.4bn were 8% higher, excluding the effects of currency translation and movements in significant items.

●    Reported profit before tax of $10.7bn was 5% higher, reflecting a net favourable movement in significant items and favourable currency translation. Adjusted profit before tax of $12.1bn was 2% lower, as revenue growth and lower expected credit losses were partly offset by higher operating expenses.

●    Lending growth in 1H18 was $43bn, increasing net loans and advances to customers by 5% since 1 January 2018.

●    Strong capital base with a common equity tier 1 ('CET1') ratio of 14.2% and a CRD IV leverage ratio of 5.4%.

John Flint, Group Chief Executive, said:

"We are taking firm steps to deliver the strategy we outlined in June. Today's results, which are in line with our expectations, show strong revenue growth in our global businesses. This is creating room to invest while maintaining our commitment to full-year positive adjusted jaws. We are investing to win new customers, increase our market share, and lay the foundations for consistent growth in profits and returns."

Financial highlights and key ratios
		Half-year to 30 Jun
		2018	2017	Change
	Footnotes	$m	$m	%
Reported profit before tax		10,712	10,243	4.58
Adjusted profit before tax	1	12,139	12,364	(1.82)
		%	%
Return on average ordinary shareholders' equity (annualised)		8.7	8.8
Adjusted jaws	2	(5.6)

For footnotes, see page 7.

We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items.

Capital and balance sheet3
		At
		30 Jun	31 Dec	Change
		2018	2017
	Footnote	%	%
Common equity tier 1 ratio	4	14.2	14.5
Leverage ratio	4	5.4	5.6
		$m	$m	$m
Loans and advances to customers		973,443	962,964	10,479
Customer accounts		1,356,307	1,364,462	(8,155)
Risk-weighted assets	4	865,467	871,337	(5,870)

For footnotes, see page 7.

Highlights

		Half-year to 30 Jun
		2018	2017
	Footnote	$m	$m
Reported
Revenue	5	27,287	26,166
Change in expected credit losses and other credit impairment charges		(407)	N/A
Loan impairment charges and other credit risk provisions		N/A	(663)
Operating expenses		(17,549)	(16,443)
Profit before tax		10,712	10,243
Adjusted
Revenue	5	27,535	26,957
Change in expected credit losses and other credit impairment charges		(407)	N/A
Loan impairment charges and other credit risk provisions		N/A	(657)
Operating expenses		(16,370)	(15,195
Profit before tax		12,139	12,364

Significant items affecting adjusted performance
Revenue
Customer redress programmes		(54)	(299)
Disposals, acquisitions and investment in new businesses		(145)	348
Fair value movements on financial instruments		(152)	(245)
Operating expenses
Costs to achieve		-	(1,670)
Costs of structural reform		(211)	(180)
Restructuring and other related costs		(24)	-
Settlements and provisions in connection with legal and regulatory matters		(841)	322

For footnotes, see page 7.

Statement by Mark E Tucker, Group Chairman

At the start of the year, I spoke of the Board's focus on enhancing HSBC's performance and reputation. The Group has made a good start in both regards.

The strength of our global businesses underlines the potential of the Group to make further revenue and market share gains, and provides room to invest in revenue growth, resilience, and technology to support our customers. These are all necessary to further strengthen HSBC's reputation among our many stakeholders.

The strategy that John Flint, the Group Chief Executive, unveiled in June is designed to unlock this potential. We have created a strategy that builds on past achievements to improve the Group's competitiveness and increase value for shareholders. It focuses on areas where HSBC is already strong, but which also hold the greatest capacity for revenue growth and value creation. This demonstrates the many competitive advantages the Group already enjoys.

Investing in the future of the business is a key pillar of the bank's strategy. No business can hope to thrive unless it anticipates and adapts to the changes around it. Technological change, in particular, will only accelerate in the coming years. Being able to invest thoughtfully and at scale at this point in the cycle will differentiate future winners from the rest of the industry.

This edge was evident in the first half of 2018. Our award-winning PayMe app acquired its millionth user and is now an established part of the daily lives of people and business in Hong Kong. In May, HSBC executed the first ever live trade finance transaction using scalable blockchain technology, making an important breakthrough in an area previously rich in potential but low on delivery. In July, we announced an expansion of our use of Google Cloud technology, increasing access to some of the leading machine learning and data analytics technology in the world. These are just a few examples of how we are marrying emerging technology with the needs and expectations of our customers.

We are also investing to keep our customers safe. Both the Board and management remain unequivocally committed to safeguarding our clients and delivering industry-leading financial crime standards. This is a permanent priority for everyone at HSBC.

Our global businesses continue to benefit from the economic growth trends we identified at our 2017 Annual Results presentation. The diversity of the Group underpins our ability to manage the external environment effectively. We remain cautiously optimistic for global growth in the remainder of the year. In particular, the fundamentals of Asia remain strong despite rising concerns around the future of international trade and protectionism.

The Board has appointed Jonathan Symonds as the Deputy Group Chairman of HSBC Holdings plc. Jon already serves as the senior independent director. He takes up this new role today and steps down as Chairman of HSBC Bank plc. I am delighted that Jon has agreed to support me in this new capacity.

I am very grateful to all our people for the excellent work that they do in service of the bank, our customers and each other. Our results for the first half demonstrate that the Group has strong foundations. I have every confidence that we will build on them further.

Review by John Flint, Group Chief Executive

In June this year, I announced eight strategic priorities for the bank between now and 2020. These have two aims - to get HSBC back to growth and to create value.

We will seek to achieve these aims by increasing returns from the Group's areas of strength, particularly in Asia and across our network; turning around low-return businesses of high strategic importance, particularly in the United States; investing in building a bank for the future with the customer at its centre; and making it easier for our colleagues to do their jobs.

Our first-half performance both reflected these intentions and met our expectations. We grew reported and adjusted revenue in our four global businesses relative to the same period last year, creating the room to invest at the start of this strategy phase while remaining committed to achieving full-year positive adjusted jaws.

Our investment in the first half included hiring more front-line staff in our strongest businesses and expanding our digital capabilities in core markets, both of which will improve the service we offer customers. Our first-half reported and adjusted operating expenses rose as a consequence, which contributed to a drop in adjusted profit before tax. We continued to benefit from a low credit-loss environment in the first half.

Retail Banking and Wealth Management, and Commercial Banking were again our strongest performing businesses. Both continued to gain from a positive interest rate environment, and used the benefits of past investment to grow lending and deposit balances, particularly in Asia and the UK.

Strong adjusted revenue growth in Commercial Banking was supported by our leading transaction banking capabilities. Global Liquidity and Cash Management had another excellent six months, and Global Trade and Receivables Finance made further progress in its core markets.

Adjusted revenue growth in Retail Banking and Wealth Management was underpinned by higher retail deposit balances and strong Wealth Management product sales in Hong Kong. We also grew our share of the UK mortgage market.

Global Banking and Markets had a steady first half. Strong performances from Global Liquidity and Cash Management, Securities Services and Foreign Exchange more than covered the impact of lower client activity in Rates and Credit.

Global Private Banking enjoyed a successful six months, growing adjusted revenue and attracting net new money through collaboration with our other global businesses.

HSBC UK Bank plc - our UK ring-fenced bank - commenced business on 1 July, six months ahead of the legal deadline. Ringfencing presents a major opportunity to get closer to our 14.5 million personal and business customers in the UK.

HSBC is a strong business with a number of clear commercial advantages. In particular, we are a leading international bank with a network that gives us unparalleled access to high-growth markets, particularly in Asia and the Middle East. Our aim for this next strategy phase is to build on these strengths to grow profits consistently, leading to the creation of value for shareholders. With a period of significant restructuring now behind us, and with monetary policy in the US-dollar bloc normalising, it is now time to realise the potential of the Group.

Financial summary

		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnote	$m	$m	$m
For the period
Profit before tax		10,712	10,243	6,924
Profit attributable to:
- ordinary shareholders of the parent company		7,173	6,999	2,684
Dividends declared on ordinary shares		6,204	6,174	4,019
At the period end
Total shareholders' equity		183,607	188,396	190,250
Total regulatory capital		176,610	183,892	182,383
Customer accounts		1,356,307	1,311,958	1,364,462
Total assets		2,607,314	2,492,443	2,521,771
Risk-weighted assets		865,467	876,118	871,337
Per ordinary share		$	$	$
Basic earnings		0.36	0.35	0.13
Dividends	6	0.31	0.31	0.20
Net asset value		8.10	8.30	8.35
Share information
Number of $0.50 ordinary shares in issue (millions)		19,963	20,376	20,321

For footnote, see page 7.

Distribution of results by global business

Adjusted profit/(loss) before tax
	Half-year to
	30 Jun 2018		30 Jun 2017		31 Dec 2017
	$m	%	$m	%	$m	%
Retail Banking and Wealth Management	3,630	29.9	3,397		3,137	34.4
Commercial Banking	4,111	33.9	3,564		3,373	37.0
Global Banking and Markets	3,568	29.4	3,543		2,387	26.2
Global Private Banking	190	1.6	144		152	1.7
Corporate Centre	640	5.2	1,716		76	0.7
Profit before tax	12,139	100.0	12,364		9,125	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2018		30 Jun 2017		31 Dec 2017
	$m	%	$m	%	$m	%
Europe	110	1.0	572	5.6	(2,436)	(35.3)
Asia	9,380	87.6	7,630	74.5	7,699	111.2
Middle East and North Africa	836	7.8	804	7.8	697	10.1
North America	42	0.4	953	9.3	648	9.4
Latin America	344	3.2	284	2.8	316	4.6
Profit before tax	10,712	100.0	10,243	100.0	6,924	100.0

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2018
		RetailBanking andWealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	7	11,065	7,439	8,265	929	(163)	27,535
- external		9,092	7,319	9,498	800	826	27,535
- inter-segment		1,973	120	(1,233)	129	(989	-
of which: net interest income/(expense)		7,661	5,189	2,489	446	(731)	15,054
Change in expected credit losses and other credit impairment charges		(543)	(55)	97	4	90	(407)
Net operating income		10,522	7,384	8,362	933	(73)	27,128
Total operating expenses		(6,909)	(3,273)	(4,794)	(743)	(651)	(16,370)
Operating profit/(loss)		3,613	4,111	3,568	190	(724)	10,758
Share of profit/(loss) in associates and joint ventures		17	-	-	-	1,364	1,381
Adjusted profit before tax		3,630	4,111	3,568	190	640	12,139
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		29.9	33.9	29.4	1.6	5.2	100.0
Adjusted cost efficiency ratio		62.4	44.0	58.0	80.0	(399.4)	59.5
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		351,114	329,300	250,058	40,902	2,069	973,443
Interests in associates and joint ventures		391	-	-	-	22,181	22,572
Total external assets		474,507	363,939	1,054,181	46,133	668,554	2,607,314
Customer accounts		635,598	355,650	291,711	63,593	9,755	1,356,307
Adjusted risk-weighted assets		124,059	315,064	284,553	16,984	122,158	862,818

		Half-year to 30 Jun 2017
Net operating income before loan impairment charges and other credit risk provisions	7	10,283	6,622	8,192	874	986	26,957
- external		8,825	6,679	8,727	733	1,993	26,957
- inter-segment		1,458	(57)	(535)	141	(1,007)	-
of which: net interest income		6,920	4,423	2,307	407	103	14,160
Loan impairment (charges)/recoveries and othercredit risk provisions		(565)	(109)	(40)	(1)	58	(657)
Net operating income		9,718	6,513	8,152	873	1,044	26,300
Total operating expenses		(6,311)	(2,949)	(4,609)	(729)	(597)	(15,195)
Operating profit		3,407	3,564	3,543	144	447	11,105
Share of profit/(loss) in associates and joint ventures		(10)	-	-	-	1,269	1,259
Adjusted profit before tax		3,397	3,564	3,543	144	1,716	12,364
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		27.5	28.8	28.7	1.2	13.8	100.0
Adjusted cost efficiency ratio		61.4	44.5	56.3	83.4	60.5	56.4
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		324,604	304,204	244,144	38,436	7,753	919,141
Interests in associates and joint ventures		378	-	-	-	20,929	21,307
Total external assets		440,751	331,670	1,030,547	44,769	648,313	2,496,050
Customer accounts		618,263	341,681	268,447	68,214	14,778	1,311,383
Adjusted risk-weighted assets		115,676	287,965	305,511	16,455	142,497	868,104

For footnote, see page 7.

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 2017
		RetailBanking andWealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before loan impairment charges and other credit risk provisions	7	10,280	6,883	7,386	866	323	25,738
- external		8,487	6,978	8,126	734	1,413	25,738
- inter-segment		1,793	(95)	(740)	132	(1,090)	-
of which: net interest income/(expense)		7,249	4,814	2,655	428	(583)	14,563
Loan impairment (charges)/recoveries and other credit risk provisions		(415)	(382)	(432)	(16)	132	(1,113)
Net operating income		9,865	6,501	6,954	850	455	24,625
Total operating expenses		(6,755	(3,128	(4,567	(698	(1,582)	(16,730)
Operating profit/(loss)		3,110	3,373	2,387	152	(1,127)	7,895
Share of profit in associates and joint ventures		27	-	-	-	1,203	1,230
Adjusted profit before tax		3,137	3,373	2,387	152	76	9,125
		%	%	%	%	%	%
Share of HSBC's adjusted profit before tax		34.4	37.0	26.2	1.7	0.7	100.0
Adjusted cost efficiency ratio		65.7	45.4	61.8	80.6	489.8	65.0
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		338,511	310,087	247,805	39,763	7,379	943,545
Interests in associates and joint ventures		363	-	-	-	22,121	22,484
Total external assets		458,384	341,091	962,267	45,330	670,727	2,477,799
Customer accounts		628,854	356,542	277,751	65,446	11,070	1,339,663
Adjusted risk-weighted assets		119,548	294,714	295,670	15,893	129,133	854,958

Footnotes to pages 1 to 7
1
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

2	Includes UK bank levy.
3	The 2017 comparatives do not reflect the adoption of IFRS 9. As such these are not directly comparable to the 2018 disclosure which is prepared on an IFRS 9 basis.
4	Calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation. Figures at 31 December 2017 are reported under IAS 39.
5
Net operating income before change in expected credit losses and other credit impairment charges/Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

6
The dividends per ordinary share of $0.31 shown in the accounts comprise dividends declared during the first half of 2018. This represents the fourth interim dividend for 2017 and the first interim dividend for 2018.

7
Net operating income before change in expected credit losses and other credit impairment charges/Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Net interest income	15,100	13,777	14,399
- interest income	23,422	19,727	21,268
- interest expense	(8,322)	(5,950)	(6,869)
Net fee income	6,767	6,491	6,320
- fee income	8,469	7,906	7,947
- fee expense	(1,702)	(1,415)	(1,627)
Net income from financial instruments held for trading or managed on a fair value basis10, 11	4,883	4,232	4,194
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss10	(222)	1,499	1,337
Changes in fair value of long-term debt and related derivatives11	(126)	204	(49)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss10	345	N/A	N/A
Gains less losses from financial investments	124	691	459
Dividend income	41	49	57
Net insurance premium income	5,776	4,811	4,968
Other operating income/(expense)	359	526	(189)
Total operating income	33,047	32,280	31,496
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,760)	(6,114)	(6,217)
Net operating income before change in expected credit losses and other credit impairment charges	27,287	26,166	25,279
Change in expected credit losses and other credit impairment charges	(407	N/A	N/A
Loan impairment charges and other credit risk provisions	N/A	(663)	(1,106)
Net operating income	26,880	25,503	24,173
Employee compensation and benefits	(8,836)	(8,680)	(8,635)
General and administrative expenses	(7,767)	(6,900)	(8,807)
Depreciation and impairment of property, plant and equipment	(568)	(567)	(599)
Amortisation and impairment of intangible assets and goodwill	(378)	(296)	(400)
Total operating expenses	(17,549)	(16,443)	(18,441)
Operating profit	9,331	9,060	5,732
Share of profit in associates and joint ventures	1,381	1,183	1,192
Profit before tax	10,712	10,243	6,924
Tax expense	(2,296)	(2,195)	(3,093)
Profit for the period	8,416	8,048	3,831
Attributable to:
- ordinary shareholders of the parent company	7,173	6,999	2,684
- preference shareholders of the parent company	45	45	45
- other equity holders	530	466	559
- non-controlling interests	668	538	543
Profit for the period	8,416	8,048	3,831
	$	$	$
Basic earnings per ordinary share	0.36	0.35	0.13
Diluted earnings per ordinary share	0.36	0.35	0.13

For footnotes, see page 14.

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit for the period	8,416	8,048	3,831
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	N/A	484	(338)
- fair value gains/(losses)	N/A	1,447	(220
- fair value gains reclassified to the income statement	N/A	(848)	(185)
- amounts reclassified to the income statement in respect of impairment losses	N/A	20	73
- income taxes	N/A	(135	(6)
Debt instruments at fair value through other comprehensive income	(265	N/A	N/A
- fair value losses	(658	N/A	N/A
- fair value gains transferred to the income statement on disposal	329	N/A	N/A
- expected credit losses recognised in income statement	(91	N/A	N/A
- income taxes	155	N/A	N/A
Cash flow hedges	(68)	24	(216)
- fair value losses	(276)	(881)	(165)
- fair value gains/(losses) reclassified to the income statement	184	894	(61)
- income taxes	24	11	10
Share of other comprehensive expense of associates and joint ventures	(57)	(6)	(37)
- share for the period	(57)	(6	(37)
Exchange differences	(4,252)	5,269	3,808
- other exchange differences	(4,252)	5,270	3,669
- income tax attributable to exchange differences	-	(1)	139
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	297	1,708	711
- before income taxes1	421	2,253	1,187
- income taxes	(124)	(545)	(476)
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	1,345	(1,156)	(868)
- before income taxes	1,653	(1,398)	(1,011)
- income taxes	(308)	242	143
Equity instruments designated at fair value through other comprehensive income	(30)	N/A	N/A
- fair value losses	(26)	N/A	N/A
- income taxes	(4)	N/A	N/A
Other comprehensive income/(expense) for the period, net of tax	(3,030)	6,323	3,060
Total comprehensive income for the period	5,386	14,371	6,891
Attributable to:
- ordinary shareholders of the parent company	4,229	13,241	5,673
- preference shareholders of the parent company	45	45	45
- other equity holders	530	466	559
- non-controlling interests	582	619	614
Total comprehensive income for the period	5,386	14,371	6,891

For footnote, see page 14.

Consolidated balance sheet
	At
	30 Jun	1 Jan	31 Dec
	2018	20189	2017
	$m	$m	$m
Assets
Cash and balances at central banks	189,842		180,624
Items in the course of collection from other banks	8,081		6,628
Hong Kong Government certificates of indebtedness	35,754		34,186
Trading assets	247,892		287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	40,678		N/A
Financial assets designated at fair value	N/A	N/A	29,464
Derivatives	227,972		219,818
Loans and advances to banks	83,924		90,393
Loans and advances to customers	973,443		962,964
Reverse repurchase agreements - non-trading	208,104		201,553
Financial investments	386,436		389,076
Prepayments, accrued income and other assets	153,048		67,191
Current tax assets	1,106		1,006
Interests in associates and joint ventures	22,572		22,744
Goodwill and intangible assets	23,722		23,453
Deferred tax assets	4,740		4,676
Total assets	2,607,314		2,521,771
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	35,754		34,186
Deposits by banks	64,792		69,922
Customer accounts	1,356,307		1,364,462
Repurchase agreements - non-trading	158,295		130,002
Items in the course of transmission to other banks	8,086		6,850
Trading liabilities2, 3	83,845		184,361
Financial liabilities designated at fair value	151,985		94,429
Derivatives	222,961		216,821
Debt securities in issue	81,708		64,546
Accruals, deferred income and other liabilities	134,774		45,907
Current tax liabilities	1,609		928
Liabilities under insurance contracts	86,918		85,667
Provisions	4,199		4,011
Deferred tax liabilities	2,183		1,982
Subordinated liabilities	22,604		19,826
Total liabilities	2,416,020		2,323,900
Equity
Called up share capital	10,159		10,160
Share premium account	9,774		10,177
Other equity instruments	20,573		22,250
Other reserves	2,193		7,664
Retained earnings	140,908		139,999
Total shareholders' equity	183,607		190,250
Non-controlling interests	7,687		7,621
Total equity	191,294		197,871
Total liabilities and equity	2,607,314		2,521,771

For footnotes, see page 14.

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit before tax	10,712	10,243	6,924
Adjustments for non-cash items:
Depreciation and amortisation	946	863	999
Net gain from investing activities	85	(764)	(388)
Share of profit in associates and joint ventures	(1,381)	(1,183)	(1,192)
Loss on disposal of associates, joint ventures, subsidiaries and businesses	-	(79)	-
Change in expected credit losses gross of recoveries and other credit impairment charges	680	N/A	N/A
Loan impairment losses gross of recoveries and other credit risk provisions	N/A	1,018	1,585
Provisions including pensions	1,244	186	731
Share-based payment expense	274	267	233
Other non-cash items included in profit before tax	(899)	(157)	(224)
Change in operating assets	(89,986)	(115,324)	(53,715)
Change in operating liabilities	84,594	109,828	54,080
Elimination of exchange differences4	(11,816)	(16,208)	(5,081)
Dividends received from associates	126	589	151
Contributions paid to defined benefit plans	(103)	(351)	(334
Tax paid	(1,116)	(810)	(2,365
Net cash from operating activities	(6,640	(11,882)	1,404
Purchase of financial investments	(227,256	(175,346)	(181,918
Proceeds from the sale and maturity of financial investments	225,295	233,711	184,641
Net cash flows from the purchase and sale of property, plant and equipment	(520)	(314)	(853)
Net cash inflow from disposal of customer and loan portfolios	(542)	5,044	1,712
Net investment in intangible assets	(751	(514)	(771)
Net cash inflow on disposal of subsidiaries, businesses, associates and joint ventures	(19	141	24
Net cash from investing activities	(3,793	62,722	2,835
Issue of ordinary share capital and other equity instruments	4,150	3,727	1,469
Cancellation of shares	(986)	(1,000)	(2,000)
Net (purchases)/sales of own shares for market-making and investment purposes	43	(49)	(18)
Redemption of preference shares and other equity instruments	(6,078)	-	-
Subordinated loan capital repaid	(4,020)	(520)	(3,054)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,965)	(3,266)	(5,739)
Net cash from financing activities	(11,856)	(1,108)	(9,342)
Net increase/(decrease) in cash and cash equivalents	(22,289)	49,732	(5,103)
Cash and cash equivalents at the beginning of the period	337,412	274,550	335,828
Exchange differences in respect of cash and cash equivalents	(5,415)	11,546	6,687
Cash and cash equivalents at the end of the period	309,708	335,828	337,412

For footnote, see page 14.

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium5	Other equityinstru-ments6,7	Retainedearnings	Financial assets at FVOCI reserve8	Cashflowhedgingreserve	Foreignexchangereserve	Mergerreserve	Total share-holders' equity	Non-controllinginterests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871
Impact on transition to IFRS 9	-	-	(585)	(1,021)	-	-	-	(1,606)	(41)	(1,647)
At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the period	-	-	7,748	-	-	-	-	7,748	668	8,416
Other comprehensive income (net of tax)	-	-	1,589	(273)	(66)	(4,194)	-	(2,944)	(86)	(3,030)
- debt instruments at fair value through other comprehensive income	-	-	-	(264)	-	-	-	(264)	(1)	(265)
- equity instruments designated at fair value through other comprehensive income	-	-	-	(9)	-	-	-	(9)	(21)	(30)
- cash flow hedges	-	-	-	-	(66)	-	-	(66)	(2)	(68)
- changes in fair value of financial liabilities designated at fair value arising from changes in own credit risk	-	-	1,346	-	-	-	-	1,346	(1)	1,345
- remeasurement of defined benefit asset/liability	-	-	300	-	-	-	-	300	(3)	297
- share of other comprehensive income of associates and joint ventures	-	-	(57	-	-	-	-	(57)	-	(57)
- exchange differences	-	-	-	-	-	(4,194)	-	(4,194)	(58)	(4,252)
Total comprehensive income for the period	-	-	9,337	(273)	(66)	(4,194)	-	4,804	582	5,386
Shares issued under employee remuneration and share plans	582	-	(570)	-	-	-	-	12	-	12
Shares issued in lieu of dividends and amounts arising thereon	-	-	606	-	-	-	-	606	-	606
Capital securities issued	-	4,150	-	-	-	-	-	4,150	-	4,150
Dividends to shareholders	-	-	(6,904)	-	-	-	-	(6,904)	(461)	(7,365)
Redemption of securities	-	(5,827	(237	-	-	-	-	(6,064)	-	(6,064)
Cost of share-based payment arrangements	-	-	274	-	-	-	-	274	-	274
Cancellation of shares	(986)	-	(1,014)	-	-	-	-	(2,000)	-	(2,000)
Other movements	-	-	2	83	-	-	-	85	(14)	71
At 30 Jun 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294
Consolidated statement of changes in equity (continued)
				Other reserves
	Called upshare capital and share premium	Other equity instru-ments6	Retainedearnings	Available- for-salefair valuereserve	Cashflowhedgingreserve	Foreign exchange reserve	Mergerreserve	Totalshare-holders'equity	Non-controllinginterests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the period	-	-	7,510	-	-	-	-	7,510	538	8,048
Other comprehensive income (net of tax)	-	-	536	468	16	5,222	-	6,242	81	6,323
- available-for-sale investments	-	-	-	468	-	-	-	468	16	484
- cash flow hedges	-	-	-	-	16	-	-	16	8	24
- changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	-	-	(1,156)	-	-	-	-	(1,156)	-	(1,156)
- remeasurement of defined benefit asset/liability1	-	-	1,698	-	-	-	-	1,698	10	1,708
- share of other comprehensive income of associates and joint ventures	-	-	(6)	-	-	-	-	(6)	-	(6)
- exchange differences	-	-	-	-	-	5,222	-	5,222	47	5,269
Total comprehensive income for the period	-	-	8,046	468	16	5,222	-	13,752	619	14,371
Shares issued under employee remuneration and share plans	542	-	(535)	-	-	-	-	7	-	7
Shares issued in lieu of dividends and amounts arising thereon	-	-	2,771	-	-	-	-	2,771	-	2,771
Capital securities issued	-	3,720	-	-	-	-	-	3,720	-	3,720
Dividends to shareholders	-	-	(6,795)	-	-	-	-	(6,795)	(420)	(7,215)
Cost of share-based payment arrangements	-	-	267	-	-	-	-	267	-	267
Cancellation of shares	(1,000	-	-	-	-	-	-	(1,000)	-	(1,000)
Other movements	-	-	288	-	-	-	-	288	(1)	287
At 30 Jun 2017	22,257	20,830	140,837	(9)	(11)	(22,816)	27,308	188,396	7,390	195,786

At 1 Jul 2017	22,257	20,830	140,837	(9	(11)	(22,816)	27,308	188,396	7,390	195,786
Profit for the period	-	-	3,288	-	-	-	-	3,288	543	3,831
Other comprehensive income(net of tax)	-	-	(208)	(337)	(210)	3,744	-	2,989	71	3,060
- available-for-sale investments	-	-	-	(337)	-	-	-	(337)	(1)	(338)
- cash flow hedges	-	-	-	-	(210)	-	-	(210)	(6)	(216)
- changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	-	-	(868)	-	-	-	-	(868	-	(868
- remeasurement of defined benefit asset/liability1	-	-	697	-	-	-	-	697	14	711
- share of other comprehensive income of associates and joint ventures	-	-	(37)	-	-	-	-	(37)	-	(37)
- exchange differences	-	-	-	-	-	3,744	-	3,744	64	3,808
Total comprehensive income for the period	-	-	3,080	(337)	(210)	3,744	-	6,277	614	6,891
Shares issued under employee remuneration and share plans	80	-	(31)	-	-	-	-	49	-	49
Shares issued in lieu of dividends and amounts arising thereon	-	-	435	-	-	-	-	435	-	435
Capital securities issued	-	1,420	-	-	-	-	-	1,420	-	1,420
Dividends to shareholders	-	-	(4,756)	-	-	-	-	(4,756)	(240)	(4,996)
Cost of share-based payment arrangements	-	-	233	-	-	-	-	233	-	233
Cancellation of shares	(2,000)	-	-	-	-	-	-	(2,000)	-	(2,000)
Other movements	-	-	201	(4)	(1)	-	-	196	(143)	53
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871

For footnotes, see page 14.

Footnotes to financial statements

1    As a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme there was an actuarial gain of $2,024m in 1H17 and an actuarial loss of $294m in 2H17.
2      Includes structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association. These are insured by the Federal Deposit Insurance Corporation, a US Government agency, up to $250,000 per depositor. Structured deposits are presented in 'Accruals, deferred income and other liabilities' from 1 January 2018. Comparatives have not been restated. See note 14 of the Interim Report 2018 for further detail.
3      Structured liabilities have moved from 'Trading liabilities' to 'Financial liabilities designated at fair value'. Comparatives have not been restated. See note 14 of the Interim Report 2018 for further detail.
4      Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
5      In May 2018, HSBC announced a share buy-back of $2.0bn. At 30 June 2018 $1.0bn of shares had been bought back and cancelled.
6      During 2018, HSBC Holdings issued $4,150m of perpetual subordinated contingent convertible capital securities, on which there were $8m of external issuance costs, $34m of intra-group issuance costs and $8m of tax benefits, which are classified as equity under IFRSs. During 1H17, HSBC Holdings issued $3,000m and SGD1,000m of perpetual subordinated contingent convertible capital securities, on which there were $10m of external issuance costs, $27m of intra-group issuance costs and $7m of tax benefits, which are classified as equity under IFRSs. During 2H17 HSBC Holdings issued £1,250m of perpetual subordinated contingent convertible capital securities, on which there were$4m of external issuance costs, $10m of intra-group issuance costs and $3m of tax benefits, which are classified as equity under IFRSs.
7      During 2018, HSBC Holdings redeemed its $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs, which are classified as equity under IFRSs.
8      The $350m at 31 December 2017 represents the IAS 39 Available-for-sale fair value reserve as at 31 December 2017.
9      Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 15. 31 December 2017 balances have not been re-presented.
10    The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity's assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 'Presentation of financial statements' requirements. Comparative data has been re-presented. There is no net impact on total operating income.
11    Prior to 2018 foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018 we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within 'net income from financial instruments held for trading or managed on a fair value basis'. Comparative data have been re-presented. There is no net impact on total operating income and the impact on 'changes in fair value of long-term debt and related derivatives' is $(276)m in 1H17 and $(241)m in 2H17.

1	Basis of preparation and significant accounting policies

(a)     Compliance with International Financial Reporting Standards

The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. Therefore they include an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of HSBC since the end of 2017. These financial statements should be read in conjunction with the Annual Report and Accounts 2017, the information about the application of IFRS 9 'Financial Instruments' set out below and the new policies for financial instruments as described on pages 16 to 20 of our Report on Transition to IFRS 9 'Financial Instruments' 1 January 2018.

At 30 June 2018, there were no unendorsed standards effective for the half-year to 30 June 2018 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2018

HSBC has adopted the requirements of IFRS 9 from 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted from 1 January 2017. This includes the adoption of 'Prepayment Features with Negative Compensation (Amendments to IFRS 9)' which is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted. The effect of its adoption is not considered to be significant. IFRS 9 includes an accounting policy choice to remain with IAS 39 hedge accounting, which HSBC has exercised. The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application. As permitted by IFRS 9, HSBC has not restated comparatives. Adoption reduced net assets at 1 January 2018 by $1,647m as set out in Note 14 of the Interim Report 2018.

The effect of IFRS 9 on the carrying value of investments in associates has been updated along with the related deferred tax and this has resulted in a change of $643m from the previously disclosed impact.

In addition, HSBC has adopted the requirements of IFRS 15 'Revenue from contracts with customers' and a number of interpretations and amendments to standards which have had an insignificant effect on the consolidated financial statements of HSBC.

(b)     Use of estimates and judgements

Management believes that HSBC's critical accounting estimates and judgements are those which relate to impairment of amortised cost and FVOCI financial assets, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. The implementation of IFRS 9 resulted in a change to the assessment of the critical accounting estimates and judgements related to impairment of financial assets.

In determining ECL, management is required to exercise judgement in defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. Judgement has been applied in determining the lifetime and point of initial recognition of revolving facilities.

The PD, LGD and EAD models which support these determinations are reviewed regularly in light of differences between loss estimates and actual loss experience, but given that IFRS 9 requirements have only just been applied, there has been little time available to make these comparisons. Therefore, the underlying models and their calibration, including how they react to forward-looking economic conditions, remain subject to review and refinement. This is particularly relevant for lifetime PDs, which have not been previously used in regulatory modelling and for the incorporation of 'Upside scenarios' which have not generally been subject to experience gained through stress testing.

The exercise of judgement in making estimations requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas. Many of the factors have a high degree of interdependency and there is no single factor to which loan impairment allowances as a whole are sensitive. Pages 49 to 52 of the Interim Report 2018 set out the assumptions underlying the Central scenario and information about how scenarios are developed in relation to the Group's top and emerging risks and its judgements, informed by consensus forecasts of professional industry forecasters. The adjustment from the ECL determined by using the Central scenario alone, which is used to calculate an unbiased expected loss, provides an indication of the overall sensitivity of ECL to different economic assumptions. There were no other changes in the current period to the critical accounting estimates and judgements applied in 2018, which are stated on pages 30, 31 and 196 of the Annual Report and Accounts 2017.

(c)     Composition of Group

There were no material changes in the composition of the Group in the half-year to 30 June 2018.

(d)     Future accounting developments

In January 2016, the IASB issued IFRS 16 'Leases' with an effective date for annual periods beginning on or after 1 January 2019. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases are currently accounted for under IAS 17 'Leases'. Lessees will recognise a 'right of use' asset and a corresponding financial liability on the balance sheet. The asset will be amortised over the length of the lease, and the financial liability measured at amortised cost. Lessor accounting remains substantially the same as under IAS 17. HSBC is currently assessing the impact of IFRS 16, and it is not practicable to quantify the effect at the date of the publication of these financial statements.

IFRS 17 'Insurance contracts' was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2021 and HSBC is considering its impact.

(e)     Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

(f)      Accounting policies

Except as described above, the accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 186 to 194 of the Annual Report and Accounts 2017, as are the methods of computation.

2	Dividends

On 6 August 2018, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2018. This distribution amounts to approximately $2,015m and will be payable on 27 September 2018. No liability is recognised in the financial statements in respect of this dividend.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2018			30 Jun 2017			31 Dec 2017
	Pershare	Total	Settledin scrip	Pershare	Total	Settledin scrip	Pershare	Total	Settledin scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.21	4,197	393	0.21	4,169	1,945	-	-	-
In respect of current year:
- first interim dividend	0.10	2,007	213	0.10	2,005	826	-	-	-
- second interim dividend	-	-	-	-	-	-	0.10	2,014	193
- third interim dividend	-	-	-	-	-	-	0.10	2,005	242
Total	0.31	6,204	606	0.31	6,174	2,771	0.20	4,019	435
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
Total coupons on capital securities classified as equity		655			576			692
Dividends to shareholders		6,904			6,795			4,756

In March 2018, HSBC issued both $2,350m of 6.250% perpetual subordinated contingent convertible securities and $1,800m of 6.500% perpetual subordinated contingent convertible securities. These contingent convertible securities are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H18. On 4 May 2018, HSBC gave notice to redeem the $2,200m and $3,800m perpetual subordinated capital securities, and from this point the instruments ceased to meet the classification requirements to be recognised as equity. Therefore, the final coupons of $25m and $68m which were paid respectively upon redemption, are not included in the above.

Second interim dividend for 2018

On 6 August 2018, the Directors declared a second interim dividend in respect of 2018 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares ('ADSs') in New York, will be quoted ex-dividend on 16 August 2018. The dividend will be payable on 27 September 2018 to holders of record on 17 August 2018.

The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 17 September 2018. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 29 August 2018 and elections must be received by 13 September 2018.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 27 September 2018 to the holders of record on 17 August 2018. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 9 August 2018, 24 August 2018 and 28 September 2018.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 27 September 2018 to holders of record on 17 August 2018. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 7 September 2018. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 17 August 2018 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 17 August 2018. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 16 August 2018.

Transfers of ADSs must be lodged with the depositary by 11.00am local time on 17 August 2018 in order to receive the dividend.

Dividend on preference shares

A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A ('Series A dollar preference share'), (equivalent to a dividend of $0.3875 per Series A American Depositary Share ('ADS'), each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2018 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 17 September 2018 to holders of record on 30 August 2018.

3	Earnings per share

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit attributable to shareholders of the parent company	7,748	7,510	3,288
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(530)	(466)	(559)
Profit attributable to ordinary shareholders of the parent company	7,173	6,999	2,684

Basic and diluted earnings per share
		Half-year to
		30 Jun 2018			30 Jun 2017			31 Dec 2017
		Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share
	Footnote	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	7,173	19,998	0.36	6,999	19,916	0.35	2,684	20,027	0.13
Effect of dilutive potential ordinary shares			86			90			104
Diluted	1	7,173	20,084	0.36	6,999	20,006	0.35	2,684	20,131	0.13

1       Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions

Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions1
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Change in expected credit losses and other credit impairment charges/loan impairment charges
Loans and advances to banks and customers	508	779	1,213
- new allowances net of allowance releases	769	1,065	1,571
- recoveries of amounts previously written off	(261)	(286)	(358)
Loan commitments and guarantees	(7)	(53)	3
Other financial assets	(5)	6	11
Debt instruments measured at fair value through other comprehensive income	(89)	N/A	N/A
Available-for-sale debt securities	N/A	(69)	(121)
Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions	407	663	1,106

1       1H18 ECL are prepared on an IFRS 9 basis and 1H17/2H17 LICs are prepared on an IAS 39 basis and are not comparable.

5	Adjusted balance sheet reconciliation

Adjusted balance sheet reconciliation
	At
	30 Jun 2018	31 Dec 2017
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	973,443	943,545	19,419	962,964
Interests in associates and joint ventures	22,572	22,484	260	22,744
Total external assets	2,607,314	2,477,799	43,972	2,521,771
Customer accounts	1,356,307	1,339,663	24,799	1,364,462

6	Reconciliation of reported and adjusted items

		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	$m	$m	$m
Revenue	1
Reported		27,287	26,166	25,279
Currency translation			897	261
Significant items		248	(106)	198
- customer redress programmes		(46)	-	108
- disposals, acquisitions and investment in new businesses		142	(358)	84
- fair value movements on financial instruments	2	152	245	-
- currency translation on significant items			7	6
Adjusted		27,535	26,957	25,738
Change in expected credit losses and other credit impairment charges ('ECL') / Loan impairment charges and other credit risk provisions ('LICs')
Reported		(407)	(663)	(1,106)
Currency translation			6	(7)
Adjusted		(407)	(657)	(1,113)
Operating expenses
Reported		(17,549)	(16,443)	(18,441)
Currency translation			(690)	(217)
Significant items		1,179	1,938	1,928
- costs of structural reform		211	180	240
- costs to achieve		-	1,670	1,332
- customer redress programmes		100	299	356
- disposals, acquisitions and investment in new businesses		3	10	43
- gain on partial settlement of pension obligation		-	-	(188)
- restructuring and other related costs		24	-	-
- settlements and provisions in connection with legal and regulatory matters		841	(322)	124
- currency translation on significant items			101	21
Adjusted		(16,370)	(15,195)	(16,730)
Share of profit in associates and joint ventures
Reported		1,381	1,183	1,192
Currency translation			76	38
Adjusted		1,381	1,259	1,230
Profit before tax
Reported		10,712	10,243	6,924
Currency translation			289	75
Significant items		1,427	1,832	2,126
- revenue		248	(106)	198
- operating expenses		1,179	1,938	1,928
Adjusted		12,139	12,364	9,125

1       Net operating income before change in expected credit losses and other credit impairment charges/Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2       Excludes items where there are substantial offsets in the income statement for the same period.

7	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2018	2017
	$m	$m
Guarantees and contingent liabilities:
- financial guarantees and other similar contracts	91,104	89,762
- other contingent liabilities	796	616
At the end of the period	91,900	90,378
Commitments:
- documentary credits and short-term trade-related transactions	7,571	8,776
- forward asset purchases and forward deposits placed	12,235	4,295
- standby facilities, credit lines and other commitments to lend	691,353	672,518
At the end of the period	711,159	685,589

The table above discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 10 of the Interim Report 2018.

Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Note 8 below and Note 10 of the Interim Report 2018.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2017. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2018 (see Note 10 of the Interim Report 2018). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee's US actions. The US Bankruptcy Court granted HSBC's motion to dismiss with respect to certain of the Trustee's claims in November 2016. In September 2017, the US Court of Appeals for the Second Circuit (the 'Second Circuit Court of Appeals') agreed to hear the Trustee's appeal of the US Bankruptcy Court's decision. Briefing on the appeal was completed in May 2018, and this matter is currently pending.

The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2018 for UK-based defendants and November 2018 for all other defendants.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield (the 'Fairfield Liquidators') filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. In January 2017, the defendants moved to dismiss and oppose the Fairfield Liquidators' motion. These motions are pending.

In December 2014, SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd, filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. In April 2018, SPV OSUS filed an amended complaint and HSBC transferred the case to the US District Court for the Southern District of New York (the 'New York District Court'), where the matter is currently pending. In July 2018, the defendants filed a motion to dismiss the amended complaint.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate') brought an action against HSBC Bank Bermuda Limited ('HBBM') for recovery of funds held in Kingate's accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee's US actions against Kingate and HBBM.

Thema Fund Limited and Hermes International Fund Limited ('Hermes') each brought three actions in 2009 asserting a number of alleged claims against various HSBC companies. In March 2018, the parties reached a settlement with respect to all three sets of actions, and these actions were subsequently dismissed in April 2018.

Cayman Islands litigation: In February 2013, Primeo Fund Limited ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited, alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands, where the matter is pending.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending.

In October 2009, Alpha Prime Fund Limited and, in December 2014, Senator Fund SPC ('Senator'), each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. Both actions have been temporarily suspended at the plaintiffs' request. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux) SICAV and Hermes. Most of these actions have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of contract and claiming damages and indemnification for fund losses. The trial is scheduled to begin in October 2018.

SPV OSUS's action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed by the Irish High Court in October 2015, on the basis of a preliminary issue. In March 2017, the Irish Court of Appeal affirmed the dismissal, on the same basis. In July 2018, following a further appeal by SPV OSUS, the Irish Supreme Court affirmed the dismissal, on a final basis.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage securitisation activity and litigation

HSBC Bank USA N.A. ('HSBC Bank USA') was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $3.9bn as at 30 June 2018. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance Corporation ('HSBC Finance') or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.

Mortgage foreclosure and trustee matters: HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants' rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York and Virginia against HSBC Bank USA as trustee of more than 280 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC's motions to dismiss in several of these lawsuits were, for the most part, denied. In February 2018, one of these matters was dismissed on procedural grounds. The plaintiff in that action has appealed the decision and has also filed another proceeding in New York state court, which is currently stayed pending appeal. The motion for class certification filed by certain plaintiffs has been denied, as has their request for a review of that decision by the Second Circuit Court of Appeals.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Loan repurchase matters: Since 2013, HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC ('Decision One'), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. One of the two remaining actions against HSBC Bank USA was dismissed on appeal in December 2017, and the plaintiffs have submitted a request for further review which remains pending. The second remaining action is currently pending.

HSBC Mortgage Corporation (USA) Inc. and Decision One were also named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans. In May 2018, HSBC reached settlements with RFC to resolve both actions, and these actions have subsequently been dismissed.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

RMBS investigations: Since 2010, various HSBC entities have received subpoenas and requests for information from the US Department of Justice (the 'DoJ') and the Massachusetts Attorney General, seeking the production of documents and information regarding HSBC's involvement in certain residential mortgage-backed securities ('RMBS') transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HSBC North America Holdings Inc. ('HNAH'), on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA) Inc., HSBC Finance and Decision One, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of sub-prime and non-sub-prime residential mortgages. HSBC continues to cooperate with these investigations, which are at or nearing completion.

In July 2018, HSBC reached a settlement-in-principle to resolve the DoJ's civil claims relating to its investigation of HSBC's legacy RMBS origination and securitisation activities from 2005 to 2007. Under the terms of the settlement, HSBC will pay the DoJ a civil money penalty of $765m. The settlement-in-principle is subject to the negotiation of definitive documentation, and there can be no assurance that HSBC and the DoJ will agree on the final documentation.

Separately, HSBC has also resolved the Massachusetts Attorney General's civil investigation of HSBC's legacy RMBS origination and securitisation activities from 2005 to 2007.

The settlement-in-principle with the DoJ and resolution with the Massachusetts Attorney General do not preclude litigation brought by other parties and HSBC may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

Anti-money laundering and sanctions-related matters

In 2010, HSBC Bank USA entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency ('OCC'), and HNAH entered into a consent cease-and-desist order with the Federal Reserve Board ('FRB'). In 2012, HSBC Bank USA further entered into an enterprise-wide compliance consent order with the OCC (each an 'Order' and together, the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and AML compliance. In 2012, an additional consent order was entered into with the OCC that required HSBC Bank USA to correct the circumstances noted in the OCC's report and imposed restrictions on HSBC Bank USA acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC's approval.

In June 2018, the OCC terminated the 2010 consent cease-and-desist order and the 2012 enterprise-wide compliance consent order after determining that HSBC Bank USA had satisfied the requirements of those respective orders. The 2010 consent cease-and-desist order entered into with the FRB and the 2012 additional consent order entered into with the OCC remain open.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government and regulatory agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the 'AML DPA'); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department ('FinCEN') and the OCC.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to retain an independent compliance monitor (who is, for FCA purposes, a 'skilled person' under section 166 of the Financial Services and Markets Act) to produce annual assessments of the Group's AML and sanctions compliance programme (the 'Monitor'). Under the 2012 cease-and-desist order issued by the FRB, the Monitor also serves as an independent consultant to conduct annual assessments. In February 2018, the Monitor delivered his fourth annual follow-up review report.

Through his country-level reviews, the Monitor identified potential AML and sanctions compliance issues that HSBC is reviewing further with the DoJ, FRB and/or FCA. In particular, the DoJ is investigating HSBC's handling of a corporate customer's accounts. In addition, FinCEN as well as the Civil Division of the US Attorney's Office for the Southern District of New York are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC's proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank plc's compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In December 2017, the AML DPA expired and the charges deferred by the AML DPA were dismissed. The Monitor will continue working in his capacity as a skilled person and independent consultant for a period of time at the FCA's and FRB's discretion. The role of the Monitor and his fourth annual follow-up review report, as well as the AML DPA and related agreements and consent orders, are discussed on pages 65 and 78 of the Annual Report and Accounts 2017.

These settlements with US and UK authorities have led to private litigation and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the AML DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants' motion to dismiss. The plaintiff has appealed that decision.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non-conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed.

Since November 2014, a number of lawsuits have been filed in federal courts in the United States against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Four actions are pending in federal court in New York and one action is pending in federal court in Florida. In July 2018, in one case, the New York District Court granted HSBC's motion to dismiss, while in a different case, the magistrate judge issued a recommendation that the New York District Court should deny the defendants' motion to dismiss. Motions to dismiss remain pending in the two other cases in the New York District Court. The federal court in Florida also dismissed the case before it in July 2018, but granted the plaintiff leave to file an amended complaint.

In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by the HSBC Group with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of the HSBC Group more generally.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain are conducting investigations and reviews of HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and other HSBC companies, in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised. These investigations remain pending.

In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities also placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. HSBC is cooperating with this ongoing investigation.

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. HSBC is cooperating with this ongoing investigation.

In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show cause as to why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with this ongoing investigation.

As at 30 June 2018, HSBC has recognised a provision for these various matters in the amount of $632m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Based on the information currently available, management's estimate of the possible aggregate penalties that might arise as a result of the matters in respect of which it is practicable to form estimates is up to or exceeding $1.5bn, including amounts for which a provision has been recognised. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from this amount.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

Mossack Fonseca & Co.

HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates and screens used to price certain derivative products. HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2016, the European Commission (the 'Commission') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA') and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

The New York District Court has issued a number of decisions dismissing certain of the claims in response to motions filed by the defendants. The original decisions resulted in the dismissal of the plaintiffs' federal and state antitrust claims, racketeering claims and certain unjust enrichment claims. The dismissal of the antitrust claims was appealed to the Second Circuit Court of Appeals, which reversed the decisions in May 2016. In July 2016, the defendants filed a joint motion to dismiss the antitrust claims on additional grounds not previously addressed by the court and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Certain plaintiffs appealed the December 2016 order to the Second Circuit Court of Appeals, and that appeal is pending. Additionally, in February 2017, the New York District Court granted the defendants' motion to dismiss certain of the remaining antitrust claims against defendants, including HSBC Bank USA, that did not serve on the US dollar Libor submission panel.

Separately in October 2016, the New York District Court granted a motion to dismiss claims brought by certain individual plaintiffs for lack of personal jurisdiction. Certain plaintiffs appealed that dismissal to the Second Circuit Court of Appeals, which reversed the dismissal in February 2018 and remanded the case to the New York District Court for further consideration of the personal jurisdiction issues, where this matter is pending.

In the New York District Court, the cases with remaining claims that have survived the defendants' motions to dismiss were stayed while the court considered motions to certify classes in several putative class actions that are pending against HSBC's co-defendants. In February 2018, the New York District Court granted in part the class certification motion in one of the cases and denied the class certification motions in two of the cases. As a result of these rulings, certain limited discovery can proceed in the pending cases that have survived the defendants' motions to dismiss.

In 2017, HSBC reached agreements with plaintiffs to resolve three putative class actions brought on behalf of persons who purchased US dollar Libor-indexed bonds, persons who purchased US Libor-indexed-exchange-traded instruments and US-based lending institutions that made or purchased US dollar Libor-indexed loans. In February 2018, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates. In May 2018, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. These settlements are all subject to final court approval.

Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In December 2016, HSBC reached an agreement with plaintiffs to resolve this action, subject to court approval, and in May 2018 the court granted final approval of the settlement.

Singapore Interbank Offered Rate ('SIBOR'), Singapore Swap Offer Rate ('SOR') and Australia Bank Bill Swap Rate ('BBSW'): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. In October 2017, the defendants moved to dismiss the SIBOR and SOR case, and this motion remains pending. The defendants moved to dismiss the BBSW case in February 2017 and filed a renewed motion to dismiss on standing and capacity to sue grounds in February 2018, and these motions also remain pending.

US dollar International Swaps and Derivatives Association fix ('ISDAfix'): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. In June 2017, HSBC reached an agreement with plaintiffs to resolve this consolidated action, and the court granted final approval of the settlement in June 2018.

Canadian Dealer Offered Rate: In January 2018, various HSBC companies, among other banks, were named as defendants in a putative class action filed in the New York District Court in relation to the Canadian Dealer Offered Rate. The claim, which is at an early stage, asserts various breaches of US laws, including US antitrust and racketeering laws, the US CEA, and common law. The defendants filed a motion to dismiss in July 2018, and this motion remains pending.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Supranational, sovereign and agency bonds

In April 2017, various HSBC companies, among other banks, were added as defendants in a putative class action alleging a conspiracy to manipulate the market for US dollar-denominated supranational, sovereign and agency bonds between 2005 and 2015 in violation of US antitrust laws. In November 2017, the plaintiffs filed an amended consolidated complaint which omitted certain HSBC defendants. The remaining HSBC defendants moved to dismiss the amended consolidated complaint, and this motion remains pending.

Beginning in November 2017, various HSBC companies and other financial institutions were named as defendants in putative class actions issued in the Superior Court and Federal Court in Canada making similar allegations under Canadian law. The Superior Court action has now lapsed; accordingly, the Federal Court action will proceed.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the EU, Switzerland, Brazil, South Korea and South Africa, are conducting civil and criminal investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the 'FX DPA'), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ's investigation into HSBC's historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including continuing to cooperate with authorities and implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In December 2016, HSBC Bank plc entered into a settlement with Brazil's Administrative Council of Economic Defense ('CADE') in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE. CADE has also publicly announced that it is initiating a separate investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. These proceedings are at an early stage.

In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The settlement remains subject to final approval by the court.

In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants. The court dismissed the claims in the ERISA action; and in July 2018, the Second Circuit Court of Appeals affirmed the dismissal. In May 2015, another complaint was filed in the US District Court for the Northern District of California making similar allegations on behalf of retail customers. HSBC filed a motion to transfer that action from California to New York, which was granted in November 2015. In August 2017, the retail customer plaintiffs filed an amended complaint, and the defendants moved to dismiss. The motion was denied in most respects, and discovery is underway. In April and June 2017, putative class actions making similar allegations on behalf of purported 'indirect' purchasers of foreign exchange products were filed in New York. Those plaintiffs subsequently filed a consolidated amended complaint. HSBC moved to dismiss the complaint in August 2017, and that motion was granted in March 2018. The plaintiffs have moved for leave to file an amended complaint, and that motion remains pending. It is possible that additional actions will be initiated against HSBC in relation to its historical foreign exchange activities.

As at 30 June 2018, the provision recognised by HSBC for these and similar matters has been reduced to reflect the payment of a financial penalty and restitution pursuant to the FX DPA and the remeasurement of provisions relating to other matters. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related investigations and litigation

Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation.

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names a new defendant. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss, and discovery has been stayed.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants' motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants' request for leave to file a joint motion to dismiss, and discovery has been stayed.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants' motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss which remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Treasury auctions

In January 2017, the DoJ requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Credit default swap litigation

In June 2017, various HSBC companies, among others, were named as defendants in an individual action filed in the New York District Court, alleging violations of federal and state antitrust laws and breaches of common law in relation to the credit default swap market. The defendants filed a joint motion to dismiss, which remains pending. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Fédération Internationale de Football Association ('FIFA') related investigations

HSBC has received enquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Hiring practices investigation

The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Stanford litigation

In January 2018, HSBC Bank plc received a letter of claim from the Antiguan Joint Liquidators of Stanford International Bank Ltd ('SIB') asserting various claims in connection with HSBC Bank plc's role as a correspondent bank to SIB from 2003 to 2009. HSBC Bank plc denies the allegations and is preparing its response.

HSBC Bank plc continues to defend putative class action lawsuits in the US District Court for the Northern District of Texas against HSBC Bank plc, among others. The complaints, filed by the Official Stanford Investors Committee and a putative class of persons who held monies on deposit and/or certificates of deposit issued by SIB, allege various fraudulent transfer, statutory and tort claims. In November 2017, the court denied the class plaintiffs' motion for class certification, and permission to appeal that decision was denied in April 2018.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Mexican government bond litigation

In March 2018, various HSBC companies, among others, were named as defendants in several putative class actions brought in the New York District Court relating to the Mexican government bond ('MGB') market. These actions allege generally that defendants conspired to fix MGB prices between January 2006 and April 2017 in violation of federal antitrust laws. In July 2018, these actions were consolidated in the New York District Court. This consolidated action is at a very early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, respectively, two actions were brought against HSBC Private Bank (UK) Limited in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty by HSBC Private Bank (UK) Limited in the provision of certain historical services relating to the participation by the claimants in certain film finance transactions. These actions are ongoing.

It is possible that additional actions or investigations will be initiated against HSBC Private Bank (UK) Limited as a result of its historical involvement in the provision of certain film finance related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.

9	Events after the balance sheet date

A second interim dividend in respect of the financial year ending 31 December 2018 was declared by the Directors on 6 August 2018, as described in Note 3 of the Interim Report 2018.

10	Capital structure

Capital ratios
	At
	30 Jun1	1 Jan1	31 Dec2
	2018	2018	2017
	%	%	%
CRD IV transitional
Common equity tier 1 ratio	14.2	14.6	14.5
Tier 1 ratio	17.0	17.4	17.3
Total capital ratio	20.4	21.0	20.9
CRD IV end point
Common equity tier 1 ratio	14.2	14.6	14.5
Tier 1 ratio	16.6	16.5	16.4
Total capital ratio	19.8	18.3	18.3

Total regulatory capital and risk-weighted assets
	At
	30 Jun1	1 Jan1	31 Dec2
	2018	2018	2017
	$m	$m	$m
CRD IV transitional
Common equity tier 1 capital	122,757	127,310	126,144
Additional tier 1 capital	24,328	24,810	24,810
Tier 2 capital	29,525	31,014	31,429
Total regulatory capital	176,610	183,134	182,383
Risk-weighted assets	865,467	872,089	871,337
CRD IV end point
Common equity tier 1 capital	122,757	127,310	126,144
Additional tier 1 capital	20,704	16,531	16,531
Tier 2 capital	27,731	15,997	16,413
Total regulatory capital	171,192	159,838	159,088
Risk-weighted assets	865,467	872,089	871,337

Leverage ratio
		At
		30 Jun1	1 Jan1	31 Dec2
		2018	2018	2017
Ref*		$bn	$bn	$bn
20	Tier 1 capital	143.5	143.8	142.7
21	Total leverage ratio exposure	2,664.1	2,556.4	2,557.1
		%	%	%
22	Leverage ratio	5.4	5.6	5.6
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in	Fully phased-in
	UK leverage ratio exposure - quarterly average	2,467.4	2,351.2	2,351.4
		%	%	%
	UK leverage ratio - quarterly average	5.9	6.2	6.1
	UK leverage ratio - quarter end	5.9	6.1	6.1

*      The references identify the lines prescribed in the EBA template.
1    Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2      All figures presented as reported under IAS 39 at 31 December 2017.

11	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2017 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditors, PricewaterhouseCoopers LLP ('PwC'), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2018. The Interim Report 2018 was approved by the Board of Directors on 6 August 2018. The unaudited interim consolidated financial statements have been reviewed by the Group's auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2018.

12	Dealings in HSBC Holdings plc listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2018.

13	Proposed interim dividends for 2018

The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2018 that have not yet been declared are as follows:

Interim dividends for 2018 not yet declared
	Footnote	Third interimdividend for 2018	Fourth interimdividend for 2018
Announcement		2 Oct 2018	19 Feb 2019
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		11 Oct 2018	21 Feb 2019
Record date in London, Hong Kong, New York, Paris and Bermuda	1	12 Oct 2018	22 Feb 2019
Payment date		21 Nov 2018	8 Apr 2019

1       Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

14	Earnings release and final results

An earnings release for the three-month period ending 30 September 2018 is expected to be issued on 29 October 2018. The results for the year to 31 December 2018 are expected to be announced on 19 February 2019.

15	Corporate governance

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2018, HSBC complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate Risk Committee. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems.

The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2017 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 26 of the Interim Report 2018.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Kathleen Casey*, Laura Cha*, Henri de Castries*, Lord Evans of Weardale*, John Flint,  Irene Lee*, Iain Mackay, Heidi Miller*, Marc Moses, David Nish*, Jonathan Symonds*, Jackson Tai*, Mark Tucker and Pauline van der Meer Mohr*.

*       Independent non-executive Director.

16	Interim Report 2018

The Interim Report 2018 will be made available to shareholders on or about 29 August 2018. Copies of the Interim Report 2018 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The  Interim Report 2018 and this News Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2018 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2018 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

17	For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations United Kingdom Richard O'Connor Telephone: +44 (0)20 7991 6590
Patrick Humphris Telephone: +852 2822 2052 Robert Sherman Telephone: +1 212 525 6901	Hong Kong Hugh Pye Telephone: +852 2822 4908

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/8513W_1-2018-8-5.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 August 2018